EXHIBIT (a)(5)(H)

Circuit City Begins Tender Offer for InterTAN

Richmond, Va., April 13, 2004 – Circuit City Stores, Inc. (NYSE: CC) today commenced a cash offer to acquire all of the outstanding common shares of InterTAN, Inc. (NYSE: ITN) at a price of $14 per share, net to the seller in cash. The tender offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on Tuesday, May 11, 2004, unless extended.

The complete terms and conditions of the offer are set forth in the offer to purchase, copies of which are available by contacting the information agent, Morrow & Co., Inc. Banks and brokers may call toll free at (800) 654-2468 and stockholders may call toll free at (800) 607-0088.

Circuit City announced on March 31 that the company had reached an agreement with InterTAN to acquire the consumer electronics retailer in a cash tender offer for $14 per InterTAN share, or approximately $284 million. Upon completion of the transaction, expected in the second calendar quarter of 2004, InterTAN would become a subsidiary of Circuit City.

Banc of America Securities LLC is the dealer manager in the United States for the offer and Wells Fargo Bank, N.A. is serving as the depositary for the offer.

About Circuit City

With headquarters in Richmond, Va., Circuit City Stores, Inc. puts the customer first with high-quality service and more than 5,000 consumer electronics products available in its stores and online at www.circuitcity.com. Top-quality, low-priced products; detailed product information and product specialists, who complete extensive online and in-store training programs, are all a part of Circuit City’s promise to provide superior consumer electronics solutions to its customers. Circuit City’s store revitalization program reflects the changing needs of consumer electronics shoppers; the stores are brighter and more open; the aisles are wider and virtually every product Circuit City sells is on the sales floor for easy customer access. Circuit City operates 600 Circuit City Superstores and five mall-based stores in 158 markets.

This press release is for informational purposes only. The solicitation of offers to buy InterTAN shares will only be made pursuant to the offer to purchase and related materials that Circuit City will file with the SEC and send to InterTAN stockholders.

Contact:	Bill Cimino, Director of Corporate Communications, 804-418-8163,
Jessica Simmons, Investor Relations 804-527-4038, or
Virginia Watson, Investor Relations 804-527-4033

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